INTERIM
   REPORT


2
      SECOND QUARTER
          MARCH 31ST, 2001


[AXCAN PHARMA LOGO]

                                                   [PICTURE OF LEON F. GOSSELIN]

                                                               LEON F. GOSSELIN,
                                                          Chairman of the Board,
                                          President and Chief Executive Officer,
                                                               Axcan Pharma Inc.

President
and Chief executive officer's
Report

DEAR SHAREHOLDERS,

         During the second quarter of fiscal 2001, Axcan's revenues rose almost 58% and EBITDA rose close to 200% for the same period, reflecting our continued increase in market penetration in the United States. We are very encouraged by our performance in the first half and are confident that we will be able to meet our objectives for the year. These results validate our marketing strategy and reflect the quality of our sales force in Canada and the United States. Because of its broad line of gastroenterology products in both Canada and the United States, Axcan has solidified its leadership position in North America in this field. Our intention now is to reinforce that position even further, to continue to develop our pipeline and to gradually move into the promising European market.

HIGHLIGHTS OF THE QUARTER

         - CANASA 500 mg mesalamine (5-ASA) rectal suppositories were approved by the FDA following an expedited review. These suppositories, indicated for the treatment of active ulcerative proctitis, were launched in April and are marketed through Axcan's own specialized sales and marketing organization. The total market for mesalamine suppositories is approximately US$ 20 million.

         - Axcan recently announced the U.K. launch of PHOTOFRIN for the palliative treatment of late-stage lung cancer and advanced oesophageal cancer, following the granting of full marketing authorization by the U.K. authorities. This will allow Axcan to actively market PHOTOFRIN that was only available on a named-patient basis since its approval. PHOTOFRIN is already marketed by Axcan in Canada and the United States. It is also marketed in Japan by a local distributor and is available on a named-patient basis in 16 European countries. There are currently over 150 PDT centres using PHOTOFRIN worldwide and thousands of patients have already been treated with PHOTOFRIN for various diseases.

         - Axcan expanded its intellectual property base by licensing rights for a series of ursodiol formulations and compounds that may replace URSO 250 in Axcan's liver disease development programs and related studies.

FINANCIAL RESULTS

         Revenue for the second quarter ended March 31, 2001, (all amounts are in U.S. dollars) was $24.6 million compared to $15.6 million for the same period of the preceding year, a 58% increase. In the first quarter of last year, Axcan sales included an unusually high volume caused by Y2K concerns. As a consequence, sales in the second quarter of the year ended September 30, 2000, were affected by inventory drawdowns of wholesalers. For the six-month period ended March 31, 2001, revenue was $49.0 million compared to $40.9 million for the corresponding period in fiscal 2000, an increase of 20%. Sales of PHOTOFRIN, a product acquired by Axcan in June of 2000, contributed to this increase.

Mapping the future
       of gastroenterology
    around the world


         Cost of goods sold was $6.2 million for the three-month period ended March 31, 2001, compared to $3.9 million for the corresponding period in fiscal 2000. Cost of goods sold was $12.2 million for the six-month period ended March 31, 2001, compared to $10.7 million for the same period of the preceding year. As a percentage of revenue, cost of goods sold decreased to 24.9% for the six months ended March 31, 2001, from 26.3% for the corresponding period in the previous fiscal year. This decrease was due primarily to an increase in sales of products with higher margins. For the three months ended March 31, 2001, the cost of goods sold as a percentage of revenue was the same as for the corresponding period of the preceding year at 25%.

Selling and administrative expenses were $9.0 million for the three months ended March 31, 2001, compared to $7.8 million for the three months ended March 31, 2000, and $18.4 million for the six months ended March 31, 2001, compared to $15.2 million for the corresponding period of the preceding year. These increases are mainly due to the additions of field sales force representatives in the United States, to increased marketing efforts following the integration of URSO 250 and VIOKASE in Axcan Scandipharm's product line, to the acqui-sition of world wide rights to PHOTOFRIN as well as to the newly initiated marketing of CANASA 500 mg suppositories in the United States.

         Research and development expenses were $1.5 million for the three months ended March 31, 2001, compared to $1.3 million for the three months ended March 31, 2000, and $3.5 million for the six months ended March 31, 2001, compared to $2.3 million for the same period of the previous year. This increase is due to the cost of the pivotal HELICIDE Phase III studies as well as increased activities in relation to the development of new products and new indications for existing products.

         Financial expenses were $1.1 million for the three months ended March 31, 2001, compared to $1.9 million for the three months ended March 31, 2000, and $2.4 million for the six months ended March 31, 2001, compared to $5.9 million for the six months ended March 31, 2000. The unusually high financial expenses for the six months ended March 31, 2000, were primarily attributable to interest expense related to loans of approximately $93 million in the aggregate used to acquire Axcan Scandipharm. These loans have since been reimbursed.

         Depreciation and amortization was $3.0 million for the three months ended March 31, 2001, compared to $2.6 million for the corresponding period of the preceding year and $6.0 million for the six months ended March 31, 2001, compared to $5.0 million for the six months ended March 31, 2000. The increase primarily results from the amortization of the world-wide PHOTOFRIN rights acquired in June 2000.

         Earnings from continuing operations were $2.5 million or $0.07 per share, for the three months ended March 31, 2001, compared to a loss of $0.8 million or $0.03 per share for the three months ended March 31, 2000, and $4.3 million or $0.12 per share, for the six months ended March 31, 2001, compared to $1.1 million or $0.05 per share for the corresponding period of the preceding year.

         Net earnings were $2.5 million or $0.07 per share for the three months ended March 31, 2001, compared to a net loss of $0.7 million or $0.03 per share for the three months ended March 31, 2000. Net earnings for the six months ended March 31, 2001, were $4.3 million or $0.12 per share, compared to $1.4 million or $0.06 per share for the corresponding period of the preceding year. The weighted average number of common shares outstanding used to establish the per share amounts increased from $22.5 million for the six months ended March 31, 2000, to $34.5 million for the six months ended March 31, 2001, following two public equity offerings in fiscal 2000.

         For the six months ended March 31, 2001, cash flow from continuing operations was $5.0 million compared to $4.4 million for the corresponding period of the preceding year. For the six months ended March 31, 2001, Axcan used $8.5 million net cash for repayment of long term debt and $3.0 million for acquisition of capital assets, which resulted in a decrease in cash and cash equivalents of $6.0 million since September 30, 2000.

         The balance sheet remains very strong, with cash, cash equivalents and short-term investments of $15.3 million, working capital of $30.1 million and shareholders' equity of $166.0 million.


/s/ Leon F. Gosselin

Leon F. Gosselin (signed)
Chairman of the Board, President and Chief Executive Officer
May 2001

                                    FINANCIAL
                                   STATEMENTS

CONSOLIDATED
  BALANCE SHEETS (UNAUDITED)

                                                 MARCH 31          SEPTEMBER 30
in thousands of U.S. dollars                       2001               2000
                                                     $                  $
ASSETS
  Current assets
    Cash and cash equivalents                       5,166             11,135
    Short-term investments                         10,088              9,787
    Accounts receivable                            20,415             14,776
    Income taxes receivable                           947              3,301
    Inventories                                    16,277             13,335
    Prepaid expenses and deposit                    1,680              2,014
    Future income taxes                             3,298              2,315
--------------------------------------------------------------------------------
                                                   57,871             56,663
  Investment in a private company                   1,156              1,156
  Other investments                                   664                682
  Capital assets                                  166,003            168,138
  Future income taxes                               3,419              6,173
  Goodwill                                         20,480             21,240
--------------------------------------------------------------------------------
                                                  249,593            254,052
================================================================================

LIABILITIES
  Current liabilities
    Accounts payable                               15,156             15,620
    Income taxes payable                            2,604              1,722
    Instalments on long-term debt                   9,432             10,614
    Future income taxes                               581                467
--------------------------------------------------------------------------------
                                                   27,773             28,423
  Long-term debt                                   29,379             36,688
  Future income taxes                              25,689             26,655
  Non-controlling interest                            751                556
--------------------------------------------------------------------------------
                                                   83,592             92,322

SHAREHOLDERS' EQUITY
  Equity component of purchase price                2,704              2,704
  Capital stock                                   153,076            152,905
  Retained earnings                                11,295              7,195
  Accumulated foreign currency
    translation adjustments                        (1,074)            (1,074)
--------------------------------------------------------------------------------
                                                  166,001            161,730
--------------------------------------------------------------------------------
                                                  249,593            254,052
================================================================================

CONSOLIDATED
  CASH FLOWS (UNAUDITED)

                                                                     THREE-MONTH PERIODS                  SIX-MONTH PERIODS
                                                                        ENDED MARCH 31                      ENDED MARCH 31
in thousands of U.S. dollars                                        2001              2000              2001              2000
                                                                     $                 $                 $                 $
OPERATIONS
  Earnings (loss) from continuing operations                       2,492              (754)            4,313             1,103
  Non-cash items
    Interest                                                        (132)           (1,140)             (296)            1,011
    Depreciation and amortization                                  2,980             2,859             5,985             5,430
    Gain on disposal of assets                                      (131)               --              (141)               --
    Foreign currency fluctuation                                    (148)             (388)               (3)             (154)
    Future income taxes                                             (230)              134               872            (1,255)
    Shares in earnings of companies subject to
      significant influence                                           --              (203)               --               (99)
    Changes in working capital items
      from continuing operations                                  (6,730)           (3,224)           (5,685)           (1,590)
------------------------------------------------------------------------------------------------------------------------------------
  Cash flows from continuing operations                           (1,899)           (2,716)            5,045             4,446
  Cash flows from discontinued operations                             --               104                --               181
                                            ----------------------------------------------------------------------------------------
                                                                  (1,899)           (2,612)            5,045             4,627
                                            ----------------------------------------------------------------------------------------

FINANCING
  Repayment of notes payable                                          --                --                --           (67,164)
  Repayment of long-term debt                                     (1,379)           (1,874)           (8,491)          (10,664)
  Non-controlling interest                                            --                --               195                --
  Issue of shares                                                    105             3,303               171            34,964
  Share issue expenses                                                --               289                --            (1,721)
  Cash flows from discontinued operations                             --                (4)               --                (9)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  (1,274)            1,714            (8,125)          (44,594)
                                            ----------------------------------------------------------------------------------------

INVESTMENT
  Acquisition of short-term investments                          (25,103)               --           (25,103)               --
  Disposal of short-term investments                              25,098                --            25,098            19,300
  Acquisition of investments                                          --                38               (66)              (84)
  Disposal of investments                                            186                34               193               324
  Acquisition of capital assets                                   (1,215)             (547)           (3,044)             (808)
  Disposal of capital assets                                          --                --                33                --
  Other                                                               --             1,140                --            (1,495)
  Cash flows from discontinued operations                             --                10                --                10
------------------------------------------------------------------------------------------------------------------------------------
  Cash flows from investment activities                           (1,034)              675            (2,889)           17,247
------------------------------------------------------------------------------------------------------------------------------------
  Foreign exchange gain on cash held
    in foreign currency                                               --                (8)               --                47
------------------------------------------------------------------------------------------------------------------------------------
  NET DECREASE IN CASH
    AND CASH EQUIVALENTS                                          (4,207)             (231)           (5,969)          (22,673)
  Cash and cash equivalents, beginning of period                   9,373             5,117            11,135            27,559
------------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents, end of period                         5,166             4,886             5,166             4,886
====================================================================================================================================

CONSOLIDATED
  EARNINGS (UNAUDITED)


                                                     THREE-MONTH PERIODS                          SIX-MONTH PERIODS
                                                        ENDED MARCH 31                              ENDED MARCH 31
in thousands of U.S. dollars,                     2001                  2000                  2001                  2000
except amounts per share                            $                     $                     $                     $
REVENUE                                           24,636                15,607                49,017                40,885
------------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                 6,200                 3,915                12,211                10,745
Selling and administrative expenses                8,962                 7,756                18,386                15,230
Research and development expenses                  1,517                 1,276                 3,527                 2,319
------------------------------------------------------------------------------------------------------------------------------------
                                                  16,679                12,947                34,124                28,294
------------------------------------------------------------------------------------------------------------------------------------

                                                   7,957                 2,660                14,893                12,591
------------------------------------------------------------------------------------------------------------------------------------
Financial expenses                                 1,110                 1,941                 2,401                 5,853
Interest income                                     (225)                  (95)                 (584)                 (643)
Depreciation and amortization                      2,980                 2,619                 5,985                 4,954
------------------------------------------------------------------------------------------------------------------------------------
                                                   3,865                 4,465                 7,802                10,164
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                4,092                (1,805)                7,091                 2,427
Income taxes                                       1,600                (1,051)                2,778                 1,324
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss)
  from continuing operations                       2,492                  (754)                4,313                 1,103
Earnings
  from discontinued operations                        --                    92                    --                   267
------------------------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS)                                2,492                  (662)                4,313                 1,370
====================================================================================================================================

Per common share:
  Earnings (loss)
    from continuing operations                      0.07                 (0.03)                 0.12                  0.05
====================================================================================================================================

  Earnings
    from discontinued operations                      --                    --                    --                  0,01
====================================================================================================================================

  Net earnings (loss)                               0.07                 (0.03)                 0.12                  0.06
====================================================================================================================================
  Weight average number
    of common shares                          34,539,080            26,264,754            34,529,931            22,505,112
====================================================================================================================================

CONSOLIDATED
  RETAINED EARNINGS (UNAUDITED)

                                          THREE-MONTH PERIODS  SIX-MONTH PERIODS
                                             ENDED MARCH 31      ENDED MARCH 31
in thousands of U.S. dollars                 2001      2000      2001      2000
                                              $         $         $         $
Balance, beginning of period                8,905     4,937     7,195     4,166
Net earnings (loss)                         2,492      (662)    4,313     1,370
Common share issue expenses                    --      (174)       --    (1,435)
Cumulative dividends on preferred shares     (102)       --      (213)       --
--------------------------------------------------------------------------------
Balance, end of period                     11,295     4,101    11,295     4,101
================================================================================

Mapping the future
    of Gastroenterology
  around the world

Corporate
    Information

Axcan Pharma is North America's leading speciality pharmaceutical company in the field of gastroenterology with approximately 80% of its revenues derived from the United States and 20% from Canada. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

CORPORATE HEAD OFFICE

AXCAN PHARMA INC.
597, Laurier Blvd.
Mont-Saint-Hilaire, Quebec
Canada  J3H 6C4
Telephone: 1 (877) 982-2600
             (450) 467-2600
Fax: (450) 464-9979
www.axcan.com

INVESTORS RELATIONS:

ISABELLE ADJAHI
Director, Investor Relations
Telephone: (450) 467-2600  ext. 2000
Email: iadjahi@axcan.com

TRANSFER AGENTS AND REGISTRARS:

COMPUTERSHARE INVESTOR SERVICES
1800 McGill College Avenue
Montreal, Quebec
Canada  H3A 3K9
Telephone: (514) 982-7555

AMERICAN SECURITIES TRANSFER & TRUST INC.
12039 W. Alameda Parkway
Suite Z-2
Lakewood, Colorado 80228
USA
Telephone: (303) 984-4100

                               [AXCAN PHARMA LOGO]


                  Ce document est aussi disponible en francais

The names CANASA, HELICIDE, PHOTOFRIN and URSO 250, appearing in this document are trademarks of Axcan and Axcan Scandipharm Inc. ("Axcan Scandipharm"), a wholly-owned subsidiary of Axcan.